SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax \* MERGEFORMAT 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

April 29, 2012

Via Courier

Ed Bartz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AmericaFirst Defensive Growth & Income Portfolio, Series 1 File Nos. 333-181979 and 811-22711

Dear Mr. Bartz:

On behalf of AmericaFirst Quantitative Trust (the “Trust”), we are filing our response to the staff’s oral comments received on April 25, 2013. The staff’s comments pursuant to the April 25, 2013 oral correspondence are set forth below. Each of the staff’s comments is followed by the Trust’s response. We have also enclosed, for your convenience, a marked copy of the prospectus to indicate changes made to the prospectus pursuant to the staff’s comments.

Prospectus

Comment 1: In the “Principal Investment Strategy” section, please provide more detail regarding the weighting of each individual stock and bond holding in the final portfolio.

Response: The requested disclosure has been added to the prospectus.

Comment 2: In Sub-Component Two, please provide the source of the “operating earnings yield” and “price-to-book ratio” calculation.

Response: The requested disclosure has been added to the prospectus.

Ed Bartz, Esq.

April 29, 2012

Comment 3: In the “Hypothetical Performance Information” section, please revise the description of the “blended index.”

Response: The requested disclosure has been added to the prospectus.

* * * *

We hope that the foregoing has been responsive to the staff’s comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0176

Sincerely,

Steven B. Boehm

cc:	Rick Gonsalves, AmericaFirst Quantitative Trust Robert Roach, AmericaFirst Quantitative Trust Bill Watts, Sutherland Asbill & Brennan LLP